SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)
(Amendment No. 3)

TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

FBL FINANCIAL GROUP, INC.

Name of Subject Company (Issuer)

FBL FINANCIAL GROUP, INC.

FARM BUREAU PROPERTY & CASUALTY INSURANCE COMPANY

IOWA FARM BUREAU FEDERATION

FARM BUREAU MUTUAL HOLDING COMPANY

(Names of Filing Persons (other person(s)))

Class A Common Stock

(Title of Class of Securities)

30239F106

(CUSIP Number of Class of Securities)

FBL Financial Group, Inc. 5400 University Avenue West Des Moines, IA 50266 Attention: Lori Geadelmann Telephone: (515) 225-5400	Farm Bureau Property & Casualty Insurance Company Iowa Farm Bureau Federation 5400 University Avenue West Des Moines, IA 50266 Attention: Edward G. Parker Telephone: (515) 226-6226

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Brian J. Fahrney, Sean M. Carney and Jonathan A. Blackburn Sidley Austin LLP 1 South Dearborn Street Chicago, Illinois 60603 Telephone: (312) 853-7000	Todd E. Freed and Jon A. Hlafter Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 Telephone: (212) 735-3000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$585,350,449	$63,861.73

*	The maximum aggregate value was determined based upon the sum of: (1) 9,594,505 shares of Class A common stock (which amount includes (i) 9,425,790 shares of Class A common stock issued and outstanding as of May 10, 2021 and (ii) restricted stock units granted with respect to an additional 168,715 shares of Class A common stock as of May 10, 2021) and (2) 1,404 shares of Class B common stock, multiplied by $61.00 per share of Class A common stock and Class B common stock (excluding shares of Class A common stock and Class B common stock (i) held by IFBF, Merger Sub or Parent or (ii) held by the Company in treasury or held by any wholly owned subsidiary of the Company).

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, by multiplying the transaction value by .0001091.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid: $58,620.54	Filing Party: FBL Financial Group, Inc.
Form or Registration No.: Schedule 14A	Date Filed: February 11, 2021

Amount Previously Paid: $5,241.19	Filing Party: FBL Financial Group, Inc.
Form or Registration No.: Schedule 14A	Date Filed: May 10, 2021

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction

This Amendment No. 3 (the “Final Amendment”) to the Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Schedule 13E-3” or the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) FBL Financial Group, Inc. (the “Company”) (ii) 5400 Merger Sub, Inc., an Iowa corporation (“Merger Sub”), (iii) Farm Bureau Property & Casualty Insurance Company, an Iowa domiciled stock property and casualty insurance company (“Parent” and together with Merger Sub, the “Purchasers”), (iv) the Iowa Farm Bureau Federation, an Iowa non-profit corporation (“IFBF”) and (v) Farm Bureau Mutual Holding Company, an Iowa domiciled insurance holding company and the ultimate controlling person of Parent (“FBMHC” and, together with the Company, Purchasers and IFBF, the “Filing Persons”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement. Capitalized terms used but not otherwise defined in this Final Amendment shall have the meanings ascribed to them in the Transaction Statement.

As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person. Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged. All information concerning the Company contained in this Final Amendment was supplied by the Company. Similarly, all information concerning each other Filing Person contained in this Final Amendment was supplied by such Filing Person.

Item 15. Additional Information

(c) Other Material Information. Item 15(c) of the Transaction Statement is hereby amended and supplemented to include the following:

On May 25, 2021, the Company completed the previously announced Merger of Merger Sub with and into the Company, whereby the separate corporate existence of Merger Sub ceased and the Company continued as the surviving corporation (the “Surviving Corporation”) in the Merger. The Merger Agreement was approved and adopted by the shareholders of the Company at a special meeting of the shareholders held on May 21, 2021 by the affirmative vote of (i) holders of at least a majority of all outstanding Class A Common Shares and Series B Preferred Shares of the Company, voting together as a single class, (ii) holders of at least a majority of all outstanding Class B Common Shares (the Class A Common Shares and Class B Common Shares of the Company, together, the “Common Shares”) and (iii) at least a majority of all outstanding Common Shares held by all of the holders of outstanding Common Shares excluding IFBF and its affiliates, Parent and its affiliates, and the directors and officers of IFBF and Parent and their affiliates (such shareholders, the “Public Shareholders”). The Merger became effective on May 25, 2021 (the “Effective Time”) pursuant to the Articles of Merger that were filed with the Secretary of State of the State of Iowa on such date.

At the Effective Time, each Common Share that was issued and outstanding immediately prior to the Effective Time (other than Common Shares held by (i) IFBF, Merger Sub or Parent, (ii) the Company in treasury or by any wholly-owned subsidiary of the Company or (iii) any of the Company’s common shareholders who have neither voted in favor of the Merger nor consented thereto in writing and who have demanded properly in writing appraisal for such Common Shares in accordance with Sections 490.1301 through 490.1303 and Sections 490.1320 through 490.1326 of the Iowa Business Corporation Act and have not failed to perfect or have not effectively withdrawn or lost their rights to appraisal of such Common Shares) was converted into the right to receive $61.00 in cash (the “Merger Consideration”), without interest and less any required withholding taxes.

Additionally, at the Effective Time, (i) each share of common stock of Merger Sub that was issued and outstanding immediately prior to the Effective Time was converted into and become one common share of the Surviving Corporation and (ii) each share of non-voting preferred stock of Merger Sub that was issued and outstanding immediately prior to the Effective Time was converted into and became one share of non-voting preferred stock the Surviving Corporation. At the Effective Time, the Series B Preferred Shares of the Company remained outstanding in accordance with their terms and became Series B Preferred Shares of the Surviving Corporation, having in respect of the Surviving Corporation the same powers, preferences, rights, qualifications, limitations and restrictions, that the Series B Preferred Shares of the Company had immediately prior to the Effective Time.

At the Effective Time, each option to purchase Common Shares that was outstanding immediately prior to the Effective Time with an exercise price per share that was less than the Merger Consideration was cancelled in exchange for an amount in cash equal to the product of (a) the excess, if any, of the Merger Consideration over the per share exercise price of such option, multiplied by (b) the total number of Common Shares subject to such option immediately prior to the Effective Time. Any option that was outstanding immediately prior to the Effective Time with an exercise price per share that was equal to or greater than the Merger Consideration was cancelled at the Effective Time for no consideration.

Finally, at the Effective Time (i) each Company RSA (as defined in the Merger Agreement) that was outstanding immediately prior to the Effective Time, whether vested or unvested, became fully vested and automatically converted into the right to receive the Merger Consideration and (ii) each Company RSU (as defined in the Merger Agreement) that was outstanding immediately prior to the Effective Time was canceled and converted into the right to receive an amount equal to the product of (a) the Merger Consideration multiplied by (b) the total number of Common Shares subject to such Company RSU immediately prior to the Effective Time, plus (c) the aggregate sum of any cash dividend equivalents in respect of such Company RSU, which right will continue to be subject to the vesting conditions and risk of forfeiture applicable to the Company RSU from which it was converted.

Following the Effective Time, Parent owns approximately 39% of the common shares of the Surviving Corporation and IFBF owns approximately 61% of the common shares of the Surviving Corporation. In addition, IFBF owns 100% of the Series B Preferred Shares of the Surviving Corporation and 100% of the Series C Preferred Shares of the Surviving Corporation.

On May 25, 2021, in connection with the completion of the Merger, the Company notified the New York Stock Exchange (the “NYSE”) of the completion of the Merger and requested that trading in the Class A Common Shares be suspended and that the Class A Common Shares be withdrawn from listing on the NYSE. On May 26, 2021, the NYSE filed a notification of removal from listing on Form 25 with the SEC with respect to the Class A Common Shares to report the delisting of the Class A Common Shares from the NYSE and suspend trading of the Class A Common Shares on the NYSE as of May 26, 2021.

The Surviving Corporation intends to file with the SEC a certificate and notice of termination on Form 15 with respect to the Class A Common Shares, requesting that the Class A Common Shares be deregistered under the Exchange Act, and that the issuer’s reporting obligations with respect to the Class A Common Shares under Sections 13 and 15(d) of the Exchange Act be suspended.

Item 16. Exhibits

Item 16 of the Transaction Statement is hereby amended and supplemented by the addition of the following exhibits:

(a)(7) Press Release of the Company, dated as of May 25, 2021 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by the Company on May 25, 2021).

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of May 27, 2021

FBL FINANCIAL GROUP, INC.

By:	/s/ Lori K. Geadelmann
	Name:	Lori K. Geadelmann
	Title:	General Counsel

FARM BUREAU PROPERTY & CASUALTY INSURANCE COMPANY

By:	/s/ Edward G. Parker
	Name:	Edward G. Parker
	Title:	General Counsel

IOWA FARM BUREAU FEDERATION

By:	/s/ Edward G. Parker
	Name:	Edward G. Parker
	Title:	General Counsel

FARM BUREAU MUTUAL HOLDING COMPANY

By:	/s/ Edward G. Parker
	Name:	Edward G. Parker
	Title:	General Counsel